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SECURITI ... SION

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ANNUA... REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-44763~~ 8-46795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lightspeed Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

148 Madison Ave 9th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason R Lyons, (Chief Financial Officer) (916) 563-7182
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address), New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Actman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Trading, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

ASHEIKA STEPHENS
Notary Public - State of New York
NO. 01ST6211226
Qualified in Kings County
My Commission Expires 9/14/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Lightspeed Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act ("CEAct"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lightspeed Trading, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010

Lightspeed Trading, LLC

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 2,061,942
Due from clearing brokers	3,292,353
Clearing firm deposit	887,755
Due from brokers and other receivables	285,979
Fixed assets, net	238,626
Intangible assets, net	820,369
Other assets	153,185
Total assets	$ 7,740,209
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Note payable	$ 800,000
Due to affiliates	437,321
Accounts payable, accrued expenses and other liabilities	2,108,073
Total liabilities	3,345,394
Commitment and Contingencies (Note 8)	
Member's Equity:	
Member's equity	8,415,257
Due from Parent	(4,020,442)
Total member's equity	4,394,815
Total liabilities and member's equity	$ 7,740,209

See Notes to Statement of Financial Condition.

Note 1. Organization

Lightspeed Trading, LLC (the "Company"), is a wholly owned subsidiary of Lightspeed Financial Inc. ("Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority (the "FINRA") and the National Futures Association (the "NFA"). The Company acts as an introducing broker.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company executes and clears its customer securities transaction on a fully disclosed basis with Penson Financial Services, Inc. ("Penson"), Southwest Securities, Inc. ("SWST") and Goldman Sachs Execution and Clearing, L.P. ("Goldman"). The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. At December 31, 2009, amounts receivable from clearing brokers reflected in the statement of financial condition are amounts due from these brokers.

Note 2. Significant Accounting Policies

Cash: The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Due from Brokers and Other Receivables: Management determines the allowance for doubtful accounts by regularly evaluating individual broker receivables and considering the broker's financial condition, credit history, and current economic conditions. Due from brokers and other receivables are written off when deemed uncollectible. No allowance was deemed necessary at December 31, 2009.

Fixed Assets: Fixed assets are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life ranging from three to five years. Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Intangible Assets Subject to Amortization: Intangible assets, consisting of customer lists, are amortized over the estimated useful life of ten years. Effective October 2009, the Company changed its estimated useful life for its intangible asset relating to customer lists from three to ten years. This change in estimate occurred because management determined that the actual retention period for its customers was exceeding that previously estimated. In establishing the new estimated life of the affected customer list, management considered the previous churn rate for the past two years as well as other factors that are involved when a customer transitions their business. The change had no effect on net capital.

Income Taxes: The Company is a single-member limited liability company, which is a "disregarded entity" for tax purposes. Its income is included in the Parent's return. Through August 2009, the Parent was taxed as a partnership, and as such, no provision for income taxes was required. Subsequent to August 2009, the Parent converted into a C corporation. As of December 31, 2009, no tax-sharing agreement was in place, and, accordingly, no provision for taxes is required for the Company. The Company is subject to certain state and local taxes.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more likely-than-

Note 2. Significant Accounting Policies (Continued)

not threshold would be recorded as a tax expense and liability in the current year. The Company adopted the guidance on January 1, 2009.

The adoption of the interpretation did not have a material impact on the financial statements. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Deferred Rent Credit: Rent expense is recorded on a straight-line basis over the lease term. Deferred rent credit included in the accompanying statement of financial condition results from rent reductions provided for at the inception of the leases.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Note 3. Intangible Assets

Intangible assets consist of the following:

Customer list	$ 2,400,000
Accumulated amortization	1,579,631
Intangible assets, net	$ 820,369

Note 4. Fixed Assets

Fixed assets consist of the following:

Equipment	$ 801,245
Furniture and fixtures	89,660
Leasehold Improvements	116,143
	1,007,048
Accumulated depreciation	768,422
Fixed assets, net	$ 238,626

Note 5. Note Payable

Note Payable consists of the balance due on the acquisition of the Company's customer list which was acquired from Integrity Trading, Inc., a company owned by the Parent. The remaining balance of the note, $800,000, is payable May 2010, with interest at 2%.

Note 6. Related Party Transactions

The Company has agreements with its Parent and Lightspeed Technologies, LLC ("LST"), an affiliated company, for utilization of services. The Parent performs certain functions for the Company, including treasury, payroll service, accounting, regulatory reporting, human resources, legal and compliance. The Company also receives technology development and technology support from LST.

The receivable from the Parent in the statement of financial condition represents the net balance due to the Company as a result of various intercompany transactions and for financial accounting purposes has been classified as a component of member's equity, similar to a distribution.

The Company pays execution fees to an affiliated broker for execution of trades.

The Company shares office space, facilities and employees with affiliated brokers and other affiliated entities.

Note 7. Employee Benefit Plan

The Parent has a 401(k) salary deferral program that includes eligible employees of the Company. Contributions made by the Parent are allocated to the Company and recorded in management fees.

Note 8. Commitment and Contingencies

The Company is obligated under a noncancelable sub lease for office space expiring on July 31, 2014. There is a termination clause after the 36th month. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitment under this lease is as follows:

Year ending December 31,	
2010	$ 26,124
2011	26,908
2012	27,715
2013	28,546
2014	21,943
	$ 131,236

At December 31, 2009, the Company had deferred rent credit of approximately $6,556. Such credit is included with accrued expenses and other liabilities in the statement of financial condition.

The Company is subject to certain legal proceedings, claims and disputes, which arise in the ordinary course of business. Although the outcome of these matters cannot be predicted with certainty, the opinion of management is that these matters will not have a material adverse effect of the Company's financial position.

Note 9. Concentration of Customers

One customer with combined funded accounts generated approximately 17% of commission income for the year ended December 31, 2009.

Note 10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $2,588,797, which was $2,365,771 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.29 to 1 at December 31, 2009.

Note 11. Financial Instrument with Off-Balance-Sheet Risk and Concentrations of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

Lightspeed Trading, LLC

Statement of Financial Condition

December 31, 2009

This report is filed pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934 as a PUBLIC document.